Exhibit 99.5

Annual General Meeting of the Shareholders of Forward Pharma A/S to be held May 6, 2016 For Holders as of March 29, 2016 Annual General Meeting of the Shareholders of Forward Pharma A/S May 6, 2016 See Voting Instruction On Reverse Side. Date: Please make your marks like this:  Use pen only Board Recommended  For Against Abstain MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. AGENDA ITEMS (a) The board of directors’ report on the company’s activities in the past financial year Adoption of the audited annual report 2015 Proposal for covering of loss according to the adopted annual report Proposal for discharge of the board of directors and the management board Election of members to the board of directors, including amendment of the articles of association: Proposal to increase the maximum number of board members from six to seven board members Election of members to the board of directors (see below) Re-election of Ernst & Young P/S as auditor Proposals from the board of directors: Increase and amendment of the board of directors’ authorization to issue warrants that allow for subscription of shares at a subscription price that may be lower than the market price. Alternatively, if the proposal under item (g)(i) is not adopted: New authorization to the board of directors to issue warrants that allow for subscription of shares at a subscription price that equals or exceeds the market price. Reduction of the board of directors’ authorization to increase the company’s share capital. Any other business  (b) (c) For For (d) For All votes must be received by 5:00 p.m. EDT on April 28, 2016. (e) (i) For (ii) (f) (g) (i) PROXY TABULATOR FOR FORWARD PHARMA A/S P.O. BOX 8016 CARY, NC 27512-9903 For For (ii) For (iii) For (h) Yes No The Depositary may give a discretionary proxy to a person designated by Forward Pharma A/S with respect to agenda item (e)(ii), election of members to the board of directors, to vote on my/our behalf: EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2016 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above  Please separate carefully at the perforation and return just this portion in the envelope provided. 

Forward Pharma A/S Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. N.Y. Time on April 28, 2016) The undersigned registered owner of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Forward Pharma A/S registered in the name of the undersigned on the books of the Depositary as of the close of business on March 29, 2016 at the Annual General Meeting of the Members of Forward Pharma A/S to be held on May 6, 2016 in respect of the resolutions specified on the reverse. NOTE: Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by Forward Pharma A/S with respect to such shares or other Deposited Securities and the Depositary will give such instruction. (Continued and to be marked, dated and signed, on the other side) Dear Forward Pharma A/S - ADR Shareholder: Forward Pharma A/S would like to inform you that the documentation relating to the 2016 Forward AGM is now available to view online. To access these documents, please go to the website: www.forward-pharma.com The information concerning the AGM will be uploaded under the “investor” section: http://phx.corporate-ir.net/phoenix.zhtml?c=253796&p=irol-IRHome If you do not have access to the internet and would like to obtain a hard copy of the material, please write to: Proxy Services Corporation 200 A Executive Drive Edgewood, NY 11717 You may also call the toll free number 1-800-555-2470. BNY Mellon as Depositary PROXY TABULATOR FOR Forward Pharma A/S P.O. Box 8016 CARY, NC 27512-9903